[ZAZOVE LETTERHEAD]

November 29, 2022

VIA EDGAR

Re:          Zazove Convertible Securities Fund, Inc.

Request for Withdrawal of N-8F Application for Deregistration and N-8F/A Application for Deregistration - amendment

File No: 811-09189

Ladies and Gentlemen:

On behalf of Zazove Convertible Securities Fund, Inc., I respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of (i) the Form N-8F Application for Deregistration filed via EDGAR on July 5, 2022 (SEC Accession No. 0001076322-22-000007) and (ii) the Form N-8F/A Application for Deregistration - amendment filed via EDGAR on September 19, 2022 (SEC Accession No. 0001076322-22-000010) because the Form N-8F and Form N-8F/A incorrectly identify the category in Instruction 1 as a Merger.

If you have any questions regarding this submission, please contact Nathan J. Greene at ngreene@sidley.com.

Sincerely,

/s/ Steven M. Kleiman

Steven M. Kleiman
Secretary and Treasurer

cc:          Nathan J. Greene, Esq.